UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioForm Medical, Inc.
File No. 001-33791 - CF# 22662

BioForm Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 26, 2008.

Based on representations by BioForm Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22	through April 29, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Peggy Fisher
Assistant Director